SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13d
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                              LENNAR CORPORATION
--------------------------------------------------------------------------------
                               (Name of issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of class of securities)


                                   526057104
--------------------------------------------------------------------------------
                                (CUSIP number)


        STUART MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                               OCTOBER 31, 1997
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.


           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.








                           (Continued on following pages)
                                (Page 1 of 8 Pages)
NH1197.2

CUSIP NO.  526057104                    13D                  PAGE 2 OF 8 PAGES

           1           NAME OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    L.M. GRAT
           2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)
<square>

                                                                                                       (b)
<checked-box>
           3           SEC USE ONLY

           4           SOURCE OF FUNDS*
                              00
           5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
<square>

           6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Florida

    NUMBER OF SHARES              7         SOLE VOTING POWER
  BENEFICIALLY OWNED BY                            0
  EACH REPORTING PERSON
          WITH
                                  8         SHARED VOTING POWER
                                                   0
                                  9         SOLE DISPOSITIVE POWER
                                                   0
                                 10         SHARED DISPOSITIVE POWER
                                                   0

          11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,225,000 shares
          12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
<checked-box>
          13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       9.63%
          14           TYPE OF REPORTING PERSON*
                              00

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  526057104                    13D                   PAGE 3 OF 8 PAGES




ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock of Lennar Corporation ("Common Stock"). The executive offices of Lennar Corporation ("Lennar") are located at 700 Northwest 107th Avenue, Miami, Florida 33172.

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this Statement is L.M. GRAT (the "Trust"), a grantor retained annuity trust. The Trust is not engaged in a business. The Trust's principal offices are located at 1221 Brickell Avenue, 21st Floor, Miami, Florida 33131.

     The Trust has not been convicted in a criminal proceeding in the last five years.

     The Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws during the last five years.

Stuart Miller

     Stuart Miller, a trustee of the Trust, is an individual whose business address is 700 Northwest 107th Avenue, Miami, Florida 33172. His principal occupation is as President and Chief Executive Officer of Lennar at 700 Northwest 107th Avenue, Miami, Florida 33172.

     Stuart Miller has not been convicted in a criminal proceeding in the last five years.

     Stuart Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws during the last five years.

     Stuart Miller is a U.S. citizen.

CUSIP NO.  526057104                    13D             PAGE 4 OF 8 PAGES



Leslie M. Saiontz

     Leslie M. Saiontz, a trustee of the Trust, is an individual whose business address is 8888 Howard Drive, Miami, Florida 33176. Her principal occupation is as a retail store owner at 8888 Howard Drive, Miami, Florida 33176.

     Leslie M. Saiontz has not been convicted in a criminal proceeding in the last five years.

     Leslie M. Saiontz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws during the last five years.

     Leslie M. Saiontz is a U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Trust
     Leonard Miller received a limited partnership interest in LMM Family Partnership, L.P. (the "Partnership") after contributing to the Partnership 3,500,000 shares of Lennar Class B Common Stock ("Class B Common Stock") in 1994, which may be converted at any time into 3,500,000 shares of Common Stock. Since that time, Mr. Miller transferred a total of 2,000,000 additional shares of Class B Common Stock, which may be converted into 2,000,000 shares of Common Stock to the Partnership. Of the original shares contributed by Mr. Miller, 3,325,000 shares were deemed contributed in exchange for the limited partnership interest and the remainder were deemed contributed by the Corporation in exchange for a 5% general partner's interest. Mr. Miller, as settlor of the Trust, subsequently contributed the limited partnership interest to the Trust. On October 31, 1997, Lennar Corporation was merged with Pacific Greystone Corporation, and the outstanding Lennar Corporation shares, including those owned by the Partnership, became shares of the corporation which survived that merger.

Stuart Miller
     Stuart Miller is a trustee of the  Trust.

Leslie M. Saiontz
     Leslie M. Saiontz is a trustee of the Trust.

CUSIP NO.  526057104                    13D               PAGE 5 OF 8 PAGES


ITEM 4.   PURPOSE OF TRANSACTION.

The Trust
     The purpose of the creation of the Partnership, the transfer of shares of Class B Common Stock by Leonard Miller to the Partnership, and the transfer of a limited partnership interest in the Partnership to the Trust was family financial planning.

     Neither the acquisition by the Trust of the limited partnership interest, nor Stuart Miller's or Leslie M. Saiontz' becoming a trustee of the Trust, will:

     a) result in the acquisition by any person of additional securities of Lennar, or the disposition of securities of Lennar.

     b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lennar or any of its subsidiaries.

     c) result in the sale or transfer of a material amount of assets of Lennar or of any of its subsidiaries.

     d) result in any change in the present board of directors or management of Lennar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     e) result in any material change in the present capitalization or dividend policy of Lennar.

     f) result in any other material change in Lennar's business or corporate structure.

     g) result in changes in Lennar's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of Lennar by any person.

     h) result in causing a class of securities of Lennar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     i) result in a class of equity securities of Lennar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     j)   result in any action similar to those enumerated above.

CUSIP NO.  526057104                    13D              PAGE 6 OF 8 PAGES


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     a) Because of the Trust's ownership of a limited partnership interest in the Partnership, the Trust may be deemed to have an indirect interest in 95% of the 5,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. Therefore, the Trust may be deemed to have an indirect interest in 5,225,000 shares of Common Stock, which would be equal to 9.63% of the Common Stock.

     Stuart Miller disclaims beneficial ownership of any of the shares held by the Partnership.

     Leslie M. Saiontz disclaims beneficial ownership of any of the shares held by the Partnership.

     On October 31, 1997, Lennar Corporation was merged with Pacific Greystone Corporation, and the outstanding Lennar Corporation shares, including those owned by the Partnership, became shares of the corporation which survived that merger.

     b) The Trust has no power, as a limited partner of the Partnership, to vote any of the shares of Class B Common Stock held by the Partnership or to cause the Partnership to dispose of any of those shares.

     Stuart Miller has no power to vote any of the shares of Class B Common Stock held by the Partnership or to cause the Partnership to dispose of any of those shares.

     Leslie M. Saiontz has no power to vote any of the shares of Class B Common Stock held by the Partnership or to cause the Partnership to dispose of any of those shares.

     c) On September 30, 1994, Leonard Miller contributed 3,500,000 shares of Class B Common Stock, which may be converted at any time into 3,500,000 shares of Common Stock, to the Partnership. Of these, 3,275,000 shares (subject to adjustment) were contributed in exchange for a limited partnership interest which gives the holder an approximately 95% interest in the Partnership's earnings and assets. Mr. Miller, as settlor of the Trust, then contributed the limited partnership interest to the Trust.

     On September 13, 1996, and May 29, 1997 Mr. Miller contributed an additional total of 2,000,000 shares of Class B Common Stock, which may be converted into 2,000,000 shares of Common Stock, to the Partnership.

     On June 10, 1997, Lennar entered into a Plan and Agreement of Merger (the "Merger Agreement") with Pacific Greystone Corporation ("Greystone") providing for the merger of Lennar with and into Greystone (the "Merger"). On October 31, 1997, the Merger was approved by the shareholders of Lennar and Greystone. The Merger

CUSIP NO.  526057104                    13D              PAGE 7 OF 8 PAGES


     became effective on October 31, 1997. The surviving corporation of the Merger is Greystone, which was renamed Lennar Corporation when the Merger became effective. Pursuant to the Merger Agreement, all holders of Lennar Class B Common Stock on the record date of September 2, 1997 received one share of Class B Common Stock of the surviving corporation for each share of Lennar Class B Common Stock. The Partnership received 5,500,000 shares of surviving corporation Class B Common Stock upon consummation of the Merger.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities.

     e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Trust is governed by a trust agreement among Leonard Miller, as settlor, and Mr. Miller's son, Stuart Miller, and daughter, Leslie M. Saiontz, as trustees. Mr. Miller, as settlor, transferred to the Trust the principal limited partnership interest in the Partnership. The trust agreement provides that during the three year term of the Trust, Mr. Miller is to receive annually an amount equal to 39.244% of the fair market value of the Trust assets at the time they were contributed to the Trust. The distribution is to be made out of the Trust's income, and to the extent income is insufficient, out of the Trust's principal. Although the Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest. There are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 regarding the Lennar securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

CUSIP NO.  526057104                    13D              PAGE 8 OF 8 PAGES




                             SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.





                                                    NOVEMBER 10, 1997
                                   ----------------------------------------
                                                         (Date)




                                                  /s/ STUART MILLER
                                   ----------------------------------------
                                   Stuart Miller, as Trustee of L.M. GRAT